[STUBBS ALDERTON & MARKILES LLP LETTERHEAD]

                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
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                                           E-Mail       jmcilvery@biztechlaw.com


April 17, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      PEOPLE'S LIBERATION, INC.
                  RESPONSES TO STAFF COMMENTS OF APRIL 14, 2006 WITH RESPECT TO:

                  AMENDMENT TWO TO REGISTRATION STATEMENT ON FORM SB-2 FILED APRIL 12, 2006
                  FILE NO. 333-130930

                  FORM 10-KSB/A FOR FISCAL YEAR ENDED DECEMBER 31, 2005 FILED APRIL 12, 2006
                  FILE NO. 0-16075

Ladies and Gentlemen:

         On behalf of People's Liberation, Inc. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated April 14, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

         In addition, we have enclosed for filing one copy with exhibits of (i) the Company's Amendment No. 2 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "10-KSB AMENDMENT NO. 2"), and (ii) Amendment No. 3 to Registration Statement on Form SB-2 (File No. 333-130930) (the "SB-2 AMENDMENT NO. 3" and, together with the 10-KSB Amendment No.2, the "AMENDMENTS").


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Securities and Exchange Commission
April 17, 2006
Page 2


AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2

1. WE NOTE THAT THE NUMBER OF SHARES ISSUED TO THE EXISTING SHAREHOLDERS OF PEOPLE'S LIBERATION, INC. DISCLOSED ON PAGES 2 AND 13 DO NOT AGREE TO THE NUMBER OF SHARES ISSUED TO EXISTING SHAREHOLDERS DISCLOSED ON PAGES F-6 AND F-17. PLEASE ADVISE OR REVISE AS NECESSARY.

         The Company has included changes in the 10-KSB Amendment No. 2 and the SB-2 Amendment No. 3 to address the Staff's comment.

FINANCIAL STATEMENTS, PAGE F-1

GENERAL

2. WE NOTE THAT THE RESTATEMENT OF YOUR FINANCIAL STATEMENTS AND REVISIONS TO YOUR DISCLOSURES IN RESPONSE TO OUR LETTER DATED MARCH 16, 2006 AND OUR TELEPHONIC DISCUSSIONS ON APRIL 7, 2006. PLEASE REMOVE THE "AS RESTATED" FOOTNOTES AND LABEL EACH APPROPRIATE COLUMN "AS RESTATED." IN ADDITION, PLEASE REVISE YOUR STATEMENT OF OPERATIONS TO:

         o REMOVE "PRO FORMA BASIC AND DILUTED LOSS PER COMMON SHARE" AND "PRO FORMA BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING" ASSUMING THAT THE CONVERSION OF THE PREFERRED STOCK AND EXCHANGE TRANSACTION OCCURRED AT THE BEGINNING OF THE YEARS PRESENTED; AND

         o        REFLECT  ONLY  ADJUSTMENTS  TO INCOME  TAXES IN "PRO FORMA NET
                  LOSS"   AND  "PRO   FORMA   NET  LOSS   AVAILABLE   TO  COMMON
                  SHAREHOLDERS."

         The Company has revised its financial statements appearing in both the 10-KSB Amendment No. 2 and the SB-2 Amendment No. 3 in response to the Staff's comments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-7

NOTE 3 - EARNINGS PER SHARE, PAGE F-13

3. PLEASE DISCLOSE THE ASSUMPTIONS YOU USED TO COMPUTE PRO FORMA INCOME TAXES AND PRO FORMA EARNINGS PER SHARE PRESENTED IN THE STATEMENT OF OPERATIONS.

         The Company respectfully asserts that the disclosure requested is not necessary as the requested information may be found in Note 8 to the Notes to Consolidated Financial Statements. However, if the Staff believes duplicate disclosure in Note 3 is appropriate, the Company will revise Note 3 to include the requested information.


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Securities and Exchange Commission
April 17, 2006
Page 3


NOTE 8 - STOCKHOLDERS' EQUITY, PAGE F-15

4. PLEASE DISCLOSE THE SIGNIFICANT TERMS AND PREFERENCES OF THE SERIES A PREFERRED STOCK. PLEASE ALSO DISCLOSE THE AUTHORIZED NUMBER OF SHARES OF PREFERRED STOCK. ADDITIONALLY, EITHER TELL US WHERE YOU HAVE FILED THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION THAT WAS APPROVED BY THE BOARD OF DIRECTORS ON MAY 27, 2005 AND FILED WITH THE SECRETARY OF STATE ON JUNE 28, 2005 OR FILE THIS DOCUMENT AS AN EXHIBIT.

         The Company has revised Note 8 to the Notes to Consolidated Financial Statements appearing in both the 10-KSB Amendment No. 2 and the SB-2 Amendment No. 3 in response to the Staff's comments with respect to the significant terms and preferences of the Series A Preferred Stock. As previously discussed with the staff, the amended and restated certificate of incorporation filed with the Secretary of State on June 28, 2005 may be found in the Company's Current Report on Form 8-K filed July 1, 2005, which is incorporated by reference into both the 10-KSB Amendment No. 2 and the SB-2 Amendment No. 3 as Exhibit 3.8.

NOTE 19 - RESTATEMENT OF FINANCIAL RESULTS

5. PLEASE REVISE THE DISCLOSURE IN THE TABLE ON PAGE F-24 TO CONFORM TO THE REVISED STATEMENTS OF OPERATIONS. REFER TO COMMENT 2 ABOVE. SPECIFICALLY, PLEASE REMOVE THE "PRO FORMA BASIC AND DILUTED LOSS PER COMMON SHARE" AND "PRO FORMA BASIC AND DILUTED WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING" LINE ITEMS AND REVISE THE "PRO FORMA NET LOSS AVAILABLE TO COMMON SHAREHOLDERS" LINE ITEM TO INCLUDE ONLY THE EFFECT OF THE PRO FORMA INCOME TAX BENEFIT.

         The Company has revised Note 19 of the Notes to Consolidated Financial Statements appearing in both the 10-KSB Amendment No. 2 and the SB-2 Amendment No. 3 in response to the Staff's comments.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

6.       PLEASE AMEND YOUR FILING TO ADDRESS THE ABOVE COMMENTS.

         The Company has incorporated the changes described above into both its 10-KSB Amendment No. 2 and the SB-2 Amendment No. 3.

                                    * * * * *

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Securities and Exchange Commission
April 17, 2006
Page 4


         We hope that the above responses and the Amendments are responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                         Sincerely,


                                         /S/ John J. McIlvery
                                         -------------------------
                                         John J. McIlvery

cc:      Daniel Guez
         Darryn Barber